Exhibit 99.6

Dear Shareholders:

The year of Covid is, hopefully, behind us and I sincerely hope you and loved ones have come through it all well.

It coincides with a difficult year for your Company. Late in 2020 our initial MIA or environmental permit application was not approved. After this decision was received, we took time to speak with a very wide range of people in Mexico and elsewhere, to help us understand the reasons for this surprising decision and help determine next steps. As you might expect we heard a range of diverse opinions from different people. Ultimately, we concluded that the social and environmental context within which these decisions are being made is rapidly shifting, in particular under new leadership within the federal environmental department in Mexico, notwithstanding the fact that the regulations guiding the process remain unchanged.

We have a very high level of confidence in the environmental and social merits of Ixtaca. Our feasibility study and ongoing work in the local communities amply lay out the reasons for this opinion: Our project would create new, long lasting water sources for local communities, enhance agricultural opportunities, introduce economic prosperity into the local area, and allow for tremendous transfer of skills and technology. Ixtaca will use cutting-edge technologies, such as dry stack filtered tailings and XRT ore-sorting, which can greatly reduce the environmental footprint of mining operations. We also welcome the opportunity to continue to demonstrate our level of commitment to community consultation, and are open to working with a large range of stakeholders in this regard to expand upon the work we have already done.

Put simply, we believe the Ixtaca project represents the best of the mining industry, and can be a showcase for modern mining. Our task this year is to assemble the team necessary to ensure this great potential is well understood and received by the current federal government in Mexico.

We have engaged new consulting firms and individuals to prepare a new, revised application and related studies, which we would like to submit later this year. Field work to update our flora and fauna studies has been underway for some time now, so we are already well on track.

At the same time, we have reinvigorated our Board of Directors to help guide this new process. We have added Kevin O’Kane and Alfredo Phillips, who bring vast technical and Mexican political landscape skills, respectively. Ria Fitzgerald, who is a nominated director this year, would bring tremendous financial and capital markets skills to the Board. While we are saying goodbye to the directors who have helped get us here and whose input was invaluable, we look forward to the new challenges ahead with a revitalised team by adding new strengths which complement existing skills in legal and regulatory matters.

Finally, please remember the value of the Ixtaca project. Please review all the technical and economic information on the Company website, www.almadenminerals.com. Some highlights: our Feasibility Study (FS) announced in December 2018, reported an after tax Net Present Value (NPV) of US$310 million, using $1,275 as a gold price, $17 for silver and a discount rate of 5%. Using a silver gold ratio of 75 and based on the above metal prices, proven and probable reserves contain 189,200,000 silver equivalent ounces or 2,500,000 gold equivalent ounces. We currently have 137,221,408 shares issued in the Company. We have been developing a number of new and promising exploration targets on the property and are currently further defining them and making plans to test them.

Thank you for your support, I am looking forward with optimism.

Duane

Note: John A. Thomas, P. Eng., VP Project Development of Almaden, and a Qualified Person as defined by National Instrument 43-101 (“NI 43-101”), has reviewed and approved the scientific and technical contents of this letter.